EXHIBIT 99.1

POET Technologies Reports Second Quarter 2025 Financial Results

TORONTO, Aug. 11, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today reported its unaudited condensed consolidated financial results for the second quarter ended June 30, 2025. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR+. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Management Commentary:

“The second quarter of 2025 marked a major step forward in preparing for volume production of optical engines at Globetronics, with all equipment now installed and operational,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies. “In addition, we expanded our manufacturing capabilities by engaging with NationGate Solutions (M) Sdn. Bhd in Malaysia to build our light source products. Customers have been visiting Malaysia as we qualify both facilities for production.

“Our customer engagements are intensifying and expanding. We added Lessengers as a new customer based in Korea, which has committed to a module development using POET’s 800G optical engines.

“In May, we closed a $30 million private placement—the largest single financing in our history—providing us with the capital needed to support near-term growth. Together, the manufacturing expansion, customer engagements, and financings reinforce our confidence that we can meet our growth objectives.”

Notable Business Highlights:

  Partnered with Lessengers, an innovative optical solution provider based in South Korea, to offer a differentiated 800G DR8 transceiver.

  Expanded production capacity by signing a Master Agreement, Module Purchase Agreement and a Deed of Consignment with NationGate Solutions (M) Sdn. Bhd, to manufacture optical engine assemblies for POET in Penang, Malaysia.

  Successfully completed another round of equity financing at $5.00 per share for gross proceeds of $30,000,000.

  Selected as the winner of the “AI Hardware Innovation Award” in the 8th annual AI Breakthrough Awards. This was the sixth notable award the Company has won in the past 12 months.

Non-IFRS Financial Summary
The Company reported non-recurring engineering (“NRE”) and product revenue of $268,469 in the second quarter of 2025 compared to nil for the same period in 2024 and $166,760 in the first quarter of 2025. Historically the Company provided NRE services to multiple customers for unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer™. The Company only had small product revenue in Q2 2025.

The Company reported a net loss of $17.3 million, or $0.21 per share, in the second quarter of 2025 compared with a net loss of $8.0 million, or ($0.14) per share, for the same period in 2024 and a net income of $6.3 million, or 0.08 per share, in the first quarter of 2025. The net loss in the second quarter of 2025 included research and development costs of $3.2 million compared to $2.1 million for the same period in 2024 and $4.4 million in the first quarter of 2025. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

The largest component of the Company’s loss was from the non-cash loss in the fair value adjustment to derivative warrant liability of $7.5 million in the second quarter of 2025, compared to a loss of $1.4 million in the same period in 2024 and a non-cash gain of $15.4 million in the first quarter of 2025. This non-cash item relates to warrants issued in a foreign currency and is periodically remeasured.

Other non-cash expenses in the second quarter of 2025 included stock-based compensation of $1.2 million and depreciation and amortization of $0.8 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2024 were $1.6 million and $0.5 million, respectively. First quarter 2025 stock-based compensation and depreciation and amortization were $0.8 million and $0.7 million, respectively. The Company had non-cash finance costs of $31,000 in the second quarter of 2025 compared to non-cash finance costs of $21,000 in the second quarter of 2024 and non-cash costs of $33,000 in the first quarter of 2025.

The Company recognized other income, including interest of $533,000 in the second quarter of 2025, compared to $175,000 in the same period in 2024 and $528,000 in the first quarter of 2025.

Cash flow from operating activities in the second quarter of 2025 was ($7.7) million compared to ($4.5) million in the second quarter of 2024 and ($8.9) million in the first quarter of 2025.

Summary of Financial Performance
The following is a summary of the Company’s operations over the five quarters ending June 30, 2025. This information should be read in conjunction with the Company’s financial statements filed on Sedar + on August 11, 2025.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)

For the Quarter ended:	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24

Revenue	268,469	166,760	29,032	3,685	-
Research and development	(3,150,044)	(4,360,192)	(3,437,683)	(1,765,481)	(2,117,828)
Depreciation and amortization	(792,814)	(726,868)	(475,281)	(525,955)	(509,699)
Professional fees	(562,583)	(276,184)	(679,156)	(480,871)	(366,839)
Wages and benefits	(1,042,380)	(2,123,274)	(758,883)	(667,963)	(780,146)
Loss on acquisition of 24.8% of SPX	-	-	(6,852,687)	-	-
Stock-based compensation	(1,165,482)	(841,793)	(1,404,995)	(1,525,131)	(1,591,741)
General expenses and rent	(1,009,778)	(898,056)	(474,937)	(465,448)	(448,357)
Finance advisory fees	(1,302,464)	(476,802)	(4,239,831)	(1,319,392)	(942,576)
Derivative liability adjustment	(7,559,991)	15,382,971	(12,444,661)	(6,179,836)	(1,376,761)
Interest expense	(30,925)	(32,786)	(31,605)	(30,482)	(20,833)
Other (income), including interest	533,308	527,782	511,448	216,337	174,911
Unrealized foreign exchange loss	(1,448,691)
Net loss	(17,263,375)	6,341,558	(30,259,239)	(12,740,537)	(7,979,869)

Net income (loss) per share - Basic	(0.21)	0.08	(0.50)	(0.20)	(0.14)
Net income (loss) per share - Diluted	-	-	(0.50)	(0.20)	(0.14)

Restricted Stock Unit (“RSU”) Grant
On August 7, 2025, the board of directors of the Company approved the grant of 2,121,771 RSUs at a price of $5.42, being the closing price of the Company’s shares on the Nasdaq on August 6, 2025. The RSUs were granted to officers of the Company. The RSUs will vest 33.33% on the first, second and third anniversaries of the grant. Should an officer resign prior to being fully vested, the RSUs will be vested pro-rata based on the time served from the date of grant to the date of resignation or termination. The RSUs were granted subject to provisions of the Company’s 2025 Omnibus Incentive Plan and are subject to the TSX Venture Exchange policies and applicable securities laws.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact:	Company Contact:
Adrian Brijbassi	Thomas R. Mika, EVP & CFO
Adrian.brijbassi@poet.tech	tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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